SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

NF ENERGY SAVING CORPORATION OF AMERICA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252441209
(CUSIP Number)

With a copy to: Oriental United Resources Ltd. 903 Unicorn Trade Centre 127-131 Des Voeux Road Central, Hong Kong Tel: (852) 9180-0926	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman et al. 437 Madison Avenue - 40th Floor New York, New York 10022 (212) 907-7349

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 252441209	Page of 2 Pages 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oriental United Resources Ltd.	I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Conversion of Loan)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 3,322,688
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,322,688
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,322,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.333%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 252441209	Page of 3 Pages 7

Item 1.  Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of NF Energy Saving Corporation of America, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 21 - Jia Bei Si Dong Road, Tie Xi Qu, Shenyang, PRC 110021.

Item 2.  Identity and Background.

(a)	Oriental United Resources Ltd., a British Virgin Islands company, is reporting on its ownership the Common Stock in this Schedule 13D (“Shares”).

(b)
The Reporting Person is a company. The Reporting Person’s address is 903 Unicorn Trade Centre, 127-131 Des Voeux Road, Central, Hong Kong. The officer and director of the Reporting Person is Jun Wang, the Managing Director.

(c)	The Reporting Person is a company, organized under the laws of the British Virgin Islands to act as a personal holding company for certain assets.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a corporation formed under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer pursuant to a Securities Purchase Agreement (“Share Exchange”) under which a loan made by the Reporting Person in the amount of $1,000,000 was converted into shares of common stock at a per share price equal to $0.30096, for an aggregate of 3,322,688 shares. The conversion was consummated on April 28, 2008.

SCHEDULE 13D

CUSIP No. 252441209	Page of 4 Pages 7

Item 4.  Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes. The Reporting Person disclaims any membership in a group relating to the Issuer. This is notwithstanding that the terms of the Securities Purchase Agreement are the same for itself and a second investor, which acquired the same number of shares of common stock on the same terms.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, except as set forth in the Securities Purchase Agreement;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. 252441209	Page of 5 Pages 7

Item 5.  Interest in Securities of the Issuer.

As of April 28, 2008, the Reporting Person beneficially owned 3,322,688 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 8.333% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

During January 2008, the Issuer, borrowed an aggregate of $2,000,000 from two independent investors, of which $1,000,000 was provided by the Reporting Person. The loans were made on a demand, interest free basis, on the condition that the principal would be converted into common equity. The two investors, including the Reporting Person, have completed negotiations with the Issuer and certain principals of the Issuer, of a Securities Purchase Agreement, dated April 28, 2008, for the issuance of an aggregate of 6,645,376 shares of common stock, at an equivalent per share price of $0.30096, of “restricted stock”, without registration rights, on conversion of the loans. As a result of the issuance of the 3,322,688 shares, the Reporting Person owns 8.333% of the issued and outstanding common stock of the Issuer.

The Securities Purchase Agreement is among the Issuer, the Reporting Person and South World Ltd. (together the “Investors”), and the following four persons as guarantors, Mr. Gang Li, Ms. Lihua Wang, Pelaria International Ltd. (“Pelaria”), and Cloverbay International Ltd. (Cloverbay”) (collectively the four persons are the “Guarantors”). Each of Mr. Li and Ms. Wang are officers and shareholders of the Issuer and each of Pelaria and Cloverbay are shareholders of the Issuer.

The Issuer made the representations and warranties typical in a stock investment agreement for the benefit of the Investors concerning its business, financial condition and operations. The Issuer also entered into various covenants with the Investors, including its (i) obtaining a listing on a United States stock exchange not later than December 31, 2009, (ii) developing a step by step energy saving and emission reduction business plan as a products and service provider in consultation with the Investors, (iii) limiting business arrangements with affiliates, and (iv) establishing good corporate governance and seeking good financial development.

Under the Securities Purchase Agreement, the guarantors made the same representations and warranties as the Issuer and joined in the covenants. The guarantee is general as to scope but limited in amount to the value of the investment made by the Investors. In addition, if the Issuer does not have the common stock listed on an exchange in the United States by December 31, 2009, the Guarantors have agreed to buy back from the Investors all of the common stock held by the Investors acquired under the Securities Purchase Agreement, at a price that provides a 10% rate of return on investment until the date of repurchase. The Guarantors have also agreed to transfer additional shares of common stock to the Investors if the Issuer’s audited after tax target net income (“ATTNI”) is below certain amounts. The formula to calculate the percentage of the number of shares owned by the Guarantors to be transferred is: (Investor’s percentage of stock ownership) times [1 minus (actual net income) divided by (ATTNI)]. The target amounts for the Issuer’s ATTNI are $2,000,000 for FY 2007, $4,000,000 for FY 2008 and $8,000,000 for FY 2009.

SCHEDULE 13D

CUSIP No. 252441209	Page of 6 Pages 7

Item 7.  Material to be Filed as Exhibits.

The Form of Securities Purchase Agreement, dated April 28, 2008, is incorporated by reference from the Issuer’s Current Report on Form 8-K, dated April 28, 2008, Exhibit 10.1.

CUSIP No. 252441209	Page of 7 Pages 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2008

/s/ Jun Wang
Jun Wang Managing Director of Oriental United Resources Ltd.